Fifth
                                   Amendment
                                     of the
                                Restated 2/22/91
                                    By-Laws
                                       of
                                  GEHL COMPANY
                           (A Wisconsin Corporation)



          Effective immediately, Section 3.01 shall be revised to read as follows:



                   "3.01. General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors.
          The number of directors of the corporation shall be nine
          (9) divided into three (3) classes: Class I-three (3) directors; Class II - three (3) directors; Class III - three (3) directors."





Approved at 02/23/96 Board Meeting